# SEC Schedule 13G/A (Amendment No. 44) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Walmart Inc., CIK 0000104169
CUSIP: 931142103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 702 S.W. 8th Street, Bentonville, Arkansas (AR), 72716
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001219112

## Reporting persons
- WALTON S ROBSON: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 7,029,557; shared voting power 0; sole dispositive power 7,029,557; shared dispositive power 0; aggregate amount beneficially owned 7,029,557 (0.09% of the class)
  Comment: For additional information regarding rows 5 through 9, see Exhibit 1 and the footnotes thereto.
- John T. Walton Estate Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: For additional information regarding rows 5 through 9, see Exhibit 1 and the footnotes thereto.
- Jim C. Walton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 31,521,372; shared voting power 0; sole dispositive power 31,521,372; shared dispositive power 0; aggregate amount beneficially owned 31,521,372 (0.39% of the class)
  Comment: For additional information regarding rows 5 through 9, see Exhibit 1 and the footnotes thereto.
- Alice L. Walton: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 20,245,740; shared voting power 0; sole dispositive power 20,245,740; shared dispositive power 0; aggregate amount beneficially owned 20,245,740 (0.25% of the class)
  Comment: For additional information regarding rows 5 through 9, see Exhibit 1 and the footnotes thereto.

## Item 1. Issuer
Name of issuer: Walmart Inc.
Address of issuer's principal executive offices: 702 S.W. 8th Street, Bentonville, Arkansas, 72716

## Item 2. Person Filing
Name of person filing:
S. Robson Walton;
John T. Walton Estate Trust;
Jim C. Walton; and
Alice L. Walton
Address of principal business office or, if none, residence: The principal business office of each person named in Item 2(a) above is P.O. Box 1860, Bentonville, Arkansas 72712.
Citizenship: Each individual filing this Schedule 13G is a citizen of the United States. The John T. Walton Estate Trust is subject to and governed by United States Federal and State laws.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Exhibit 1 hereto.
Percent of class: See Exhibit 1 hereto.
Sole power to vote or to direct the vote: See Exhibit 1 hereto.
Shared power to vote or to direct the vote: See Exhibit 1 hereto.
Sole power to dispose or to direct the disposition: See Exhibit 1 hereto.
Shared power to dispose or to direct the disposition: See Exhibit 1 hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As a result of the events described in Exhibit 1 - Item 4 hereto, Walton Enterprises, LLC and Walton Family Holdings Trust have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by each such entity.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 - Item 8 hereto.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: See Exhibit 1 - Item 9 hereto.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Additional Information

## Signatures
- WALTON S ROBSON: /s/ S. Robson Walton, S. Robson Walton (01/31/2025)
- John T. Walton Estate Trust: /s/ S. Robson Walton, S. Robson Walton in his capacity as cotrustee of the John T. Walton Estate Trust (01/31/2025)
- John T. Walton Estate Trust: /s/ Jim C. Walton, Jim C. Walton in his capacity as cotrustee of the John T. Walton Estate Trust (01/31/2025)
- John T. Walton Estate Trust: /s/ Alice L. Walton, Alice L. Walton in her capacity as cotrustee of the John T. Walton Estate Trust (01/31/2025)
- Jim C. Walton: /s/ Jim C. Walton, Jim C. Walton (01/31/2025)
- Alice L. Walton: /s/ Alice L. Walton, Alice L. Walton (01/31/2025)